Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 29,		November 30,		November 25,		November 26,		November 27,
	2009		2008		2007		2006		2005
	(Dollars in thousands)

Earnings:
Income before income taxes	$191,088		$368,169		$375,626		$345,162		$282,601
Add: Fixed charges	199,358		197,385		253,606		281,758		289,518
Add: Amortization of capitalized interest	309		264		65		60		—
Add: Minority interest in consolidated subsidiaries	(1,163)		1,097		909		1,718		3,156
Subtract: Capitalized interest	39		568		1,051		524		—

Total earnings	$389,553		$566,347		$629,155		$628,174		$575,275

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$148,718		$154,086		$215,715		$250,637		$263,650
Capitalized interest	39		568		1,051		524		—
Interest factor in rental expense(1)	50,601		42,731		36,840		30,597		25,868

Total fixed charges	$199,358		$197,385		$253,606		$281,758		$289,518

Ratio of earnings to fixed charges	2.0	x	2.9	x	2.5	x	2.2	x	2.0x

(1)	Utilized an assumed interest factor of 33% in rental expense.